Exhibit 99.1

PRESS RELEASE
Thursday 23 February 2023 – 8.00 a.m. CET

EURONAV PRESENTATION ON SPECIAL

GENERAL MEETING

ANTWERP, Belgium, 23 February – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) will provide a presentation on Monday 27 February 2023, ahead of our Special General Meeting on 23 March 2023. The call will be a video webcast with an accompanying slideshow, and an opportunity to ask questions to the Euronav Management Board. You can find details of this conference call below and on the “Investor Relations” page on our website https://www.euronav.com/en/investors/company-news-reports/conference-call/.

A comprehensive presentation on Euronav’s position on the upcoming SGM is available on our website: https://www.euronav.com/investors/company-news-reports/presentations/2023/euronav-presentation-special-general-meeting/

Webcast Information

Event Type:	Live and Archived Video Media Frame with Presenter Controlled Slides

Event Date:	27 February 2023

Event Time:	8 a.m. EST / 2 p.m. CET

Event Title:	“Euronav Special General Meeting”

Event Site/URL:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=qPOx04ta

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: https://dpregister.com/sreg/10176061/f602503538

Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 6 March 2023, beginning at 9 a.m. EST / 3 p.m. CET on 27 February 2023. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10176061.

PRESS RELEASE
Thursday 23 February 2023 – 8.00 a.m. CET

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE
Thursday 23 February 2023 – 8.00 a.m. CET

*

*    *

Contact:

Brian Gallagher – Head of IR, Research and Communications & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

Special General Meeting: Thursday 23 March 2023

About Euronav

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 40 VLCCs (with further two under construction), 21 Suezmaxes (with a further five under construction) and 2 FSO vessels.